UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 June 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Results of BCG study confirm basis of planned cost-savings initiatives at TNT Post

13 June 2007

13 June 2007

Results of BCG study confirm basis of planned cost-savings initiatives at TNT Post

Study at the request of the trade unions and Operations Works Council at TNT Post

Boston Consulting Group (BCG) published its report on the study it carried out at the request of the trade unions ABVAKABO FNV, BVPP, CNV Publieke Zaak, and VPP and the Operations Works Council at TNT Post. This second-opinion study investigates the benefits and necessity of the scope of the reorganisation plans recently announced by TNT Post.

The study confirms that the plans are necessary and realistic. BCG’s final conclusion is that the scope of the cost-savings initiatives announced by TNT is sound and necessary if the company is to achieve its targeted return on sales in the coming years.

BCG does not exclude the possibility that in the longer term it will not be possible for TNT to achieve this objective without additional measures if the drop in prices and increase in costs turn out to be greater than what TNT has assumed.

The BCG study was carried out over the past four weeks at the request of the trade unions and the Operations Works Council at TNT Post, with the full cooperation of TNT Post. The unions and the Works Council requested an independent study so as to get a better understanding of the analyses underlying the cost-savings initiatives announced by TNT Post. The parties involved view the results of the BCG study as key input for the ongoing negotiations.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 13 June 2007